Exhibit 99.2

PEMBINA PIPELINE CORPORATION

SUPPLEMENTAL FINANCIAL INFORMATION

Exhibit to March 31, 2016 Condensed Consolidated Interim Statements of Earnings and Comprehensive Income

The following ratio, based on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income, is for the twelve month period then ended.

Twelve Months Ended March 31, 2016
Earnings coverage (1)	2.7x

(1)	Earnings coverage is equal to profit attributable to owners of Pembina before borrowing costs and income taxes divided by borrowing costs (including capitalized costs) and dividend obligations on preferred shares.